SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DreamWorks Animation SKG, Inc.
_____________________________________________

(Name of Issuer)

Class A Common Stock (par value $.01 per share)
_____________________________________________

(Title of Class of Securities)

26153 10 3
______________________

(CUSIP Number)

December 31, 2008
_____________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[x] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		NAME OF REPORTING PERSON PAUL G. ALLEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3.		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.		TYPE OF REPORTING PERSON IN

1.		NAME OF REPORTING PERSON DW INVESTMENT II, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3.		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.		TYPE OF REPORTING PERSON CO

Item 1(a).		Name of Issuer:

DREAMWORKS ANIMATION SKG, INC.

Item 1(b).		Address of Issuer’s Principal Executive Offices:

1000 FLOWER STREET
GLENDALE, CA 91201

Item 2(a).		Name of Persons Filing:

PAUL G. ALLEN
DW INVESTMENT II, INC.

Item 2(b).		Address of Principal Business Office or, if none, Residence:

PAUL G. ALLEN
505 FIFTH AVENUE SOUTH, SUITE 900
SEATTLE, WA 98104

DW INVESTMENT II, INC.
505 FIFTH AVENUE SOUTH, SUITE 900
SEATTLE, WA 98104

Item 2(c).		Citizenship:

PAUL G. ALLEN — U.S.A.
DW INVESTMENT II, INC. — WASHINGTON

Item 2(d).		Title of Class of Securities:

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

Item 2(e).		CUSIP Number:

26153 10 3

Item 3.		NOT APPLICABLE. THIS SCHEDULE 13G IS FILED PURSUANT TO RULE 13D-1(D).

Item 4.		Ownership

	(a).	Amount beneficially owned:

SEE THE RESPONSES TO ITEM 9 ON THE ATTACHED COVER PAGES.

	(b).	Percent of Class:

SEE THE RESPONSES TO ITEM 11 ON THE ATTACHED COVER PAGES.

	(c).	Number of shares as to which such person has:

(i). Sole power to vote or to direct the vote: SEE THE RESPONSES TO ITEM 5 ON THE ATTACHED COVER PAGES.

(ii). Shared power to vote or to direct the vote: SEE THE RESPONSES TO ITEM 6 ON THE ATTACHED COVER PAGES.

(iii). Sole power to dispose or to direct the disposition of: SEE THE RESPONSES TO ITEM 7 ON THE ATTACHED COVER PAGES.

(iv). Shared power to dispose or to direct the disposition of: SEE THE RESPONSES TO ITEM 8 ON THE ATTACHED COVER PAGES.

Item 5.	Ownership of Five Percent or Less of a Class

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group

SEE EXHIBIT 2 ATTACHED HERETO.

Item 10.	Certifications

NOT APPLICABLE

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief,  I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2009

PAUL G. ALLEN,

by /s/ W. Lance Conn

Name: W. Lance Conn, Attorney-in-Fact for Paul G. Allen

DW INVESTMENT II, INC.,

by /s/ W. Lance Conn

Name: W. Lance Conn
Title: Vice President

  EXHIBIT INDEX

Exhibit Number	Title	Page
1	Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(k)(1).	9
2	Notice of Dissolution of Group.	10
3	Power of Attorney, incorporated by reference to the Form 3 with respect to securities of DreamWorks Animation SKG, Inc. filed by Paul G. Allen on October 28, 2004.	N/A

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common stock, par value $.01 per share, of Dreamworks Animation SKG, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 13, 2009.

PAUL G. ALLEN,

by /s/ W. Lance Conn

Name: W. Lance Conn, Attorney-in-Fact for Paul G. Allen

DW INVESTMENT II, INC.,

by /s/ W. Lance Conn

Name: W. Lance Conn
Title: Vice President

Exhibit 2

NOTICE OF DISSOLUTION OF GROUP

The Reporting Persons were previously parties to a Stockholder Agreement, dated as of October 27, 2004 (the “Stockholder Agreement”), among DreamWorks Animation SKG, Inc. (the “Company”), DWA Escrow LLLP, which was dissolved on December 28, 2007, Jeffrey Katzenberg and entities controlled by him (including M&J K Dream Limited Partnership, M&J K B Limited Partnership, The JK Annuity Trust, The MK Annuity Trust, and Katzenberg 1994 Irrevocable Trust), David Geffen and DG-DW, L.P. (an entity controlled by David Geffen) governing the voting of all shares of the Company’s common stock held of record by the parties thereto and certain entities controlled by them.  As a result of the Stockholder Agreement, the Reporting Persons and the other parties to the Stockholder Agreement may have been deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. As of May 7, 2008, the Reporting Persons were no longer party to the Stockholder Agreement, and such a group, if it existed, was dissolved as of such date with respect to each of the Reporting Persons. All further filings with respect to transactions in common stock of the Company will be filed, if required, by the Reporting Persons in their individual capacities.